PURAMED BIOSCIENCE INC.
1326 SCHOFIELD AVENUE
SCHOFIELD, WI 54476

August 11, 2011

Jeffrey P. Riedler
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, N E
Washington, D.C. 20549

Re:	Puramed Bioscience Inc.
Post-Effective Amendment No. 1 to Form S-1
Filed August 1, 2011
File No. 333-167399

Dear Mr. Riedler:

By letter dated August 11, 2011, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Puramed Bioscience, Inc. (the “Company,” “we,” “us” or “our”) with its comments on the Company’s Post-Effective Amendment No. 1 to Form S-1, originally filed on July 29, 2011 (the “POS AM”).  We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the comments are listed below, followed by the Company’s response.

Executive Compensation, page 34

1.      Please update your executive compensation disclosure to include information for the fiscal year ended June 30, 2011.

RESPONSE: The Company has updated the Executive Compensation section in accordance with Item 402 of Regulation S-K to include information for the fiscal year ended June 30, 2011.

Index to the Financial Statements, page F-1

2. Please be advised that if the effective date of the above referenced filing occurs after August 15, 2011, the company will be required to amend the filing to provide audited year-end financial statements for the fiscal year ended June 30, 2011 because it did not report income in either 2010 or 2009. See Section 8-08(b) of Regulation S-X for guidance. Please also be advised that in the event the company is required to provide audited financial statements for the 2011 fiscal year it will be required to file XBRL exhibits with the amended filing.

RESPONSE:  The Company acknowledges that (i) if the effective date of the Company’s POS AM filing occurs after August 15, 2011, the Company will be required to amend the filing to provide audited year-end financial statements for the fiscal year ended June 30, 2011, and (ii) the Company’s audited financial statements for the 2011 fiscal year, when filed, will include XBRL exhibits.

Further, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jim Higgins
Jim Higgins Chief Financial Officer